Via Facsimile and U.S. Mail
Mail Stop 6010

May 8, 2009

Gary L. Coleman
Executive Vice President and CFO
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: **Torchmark Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       File No. 1-08052

Dear Mr. Coleman:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Condition, page 45

1.   Please revise your contractual obligations table on page 46 to include your commercial paper borrowing obligations or explain to us why you excluded these obligations from the table.

Critical Accounting Policies, page 51

2.   You disclose that other than variable annuities, revisions to deferred acquisition costs related to your SFAS 97 assets have not had a material impact on the amortization of deferred acquisition costs over the past three years. You also disclose that your variable annuity block could sustain further increases in the level of amortization if equity markets do not stabilize and that amortization of deferred acquisition costs for your SFAS 97 block, other than variable annuities, is not expected to have a material impact on operations for the foreseeable future. As you therefore imply that the amortization of deferred acquisition costs for variable annuities could have a material impact on your financial statements, please revise your disclosure to summarize the key assumptions used to adjust your deferred acquisition cost amortization for your variable annuities and the effect that reasonable likely changes in these assumptions as of the latest balance sheet date may have on your financial statements.

Financial Statements
Note 3- Investments, page 70

3.   On page 73 you indicate that you consider the length of time and the extent to which a security is impaired in determining whether an other-than-temporary impairment charge is warranted. On page 74 you indicate that you believe that much of your unrealized losses at December 31, 2008 were attributable to illiquidity in the market, which contributed to a spread widening on many securities that you ultimately expect to be fully recoverable. On page 40 you disclose three industry sectors where the gross unrealized losses are in excess of 50% of amortized cost; asset-backed securities–collateralized debt obligations (89.3%), mortgage insurers (58.7%) and financial guarantors (50.5%). Please address the following comments:

a.   Please revise your disclosure to elaborate on the process you undertake to evaluate other-than-temporary impairments. In this regard, please disclose whether you have an investment committee or manager that evaluates impairments, how individual investments are identified for evaluation by this committee/manager and how frequently this committee/manager evaluates impairments.

b.   Please revise your disclosure to elaborate on how you evaluate the extent of an impairment in your other-than-temporary impairment analysis. Please explain how you determined that the declines in value for at least the ABS-CDO, mortgage insurers and financial guarantors sectors are temporary and not credit related. Disclose any concentrations of credit risk in these categories.

c.   On page 39, you indicate that the average composite rating of your ABS-CDOs was A-, with none rated less than BBB. Please reconcile for us how a gross unrealized loss of 89.3% is consistent with the credit spreads of A- rated securities.

d.   For all your ABS, MBS and policy loans, please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying these securities/loans when acquired or originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

Note 6- Liability for Unpaid Health Claims, page 79

4.   Please revise your disclosure here and in MD&A to discuss the factors causing your favorable prior year health claims development of $23.9 million for the year ended December 31, 2008.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant